Exhibit 99.1

PERDIGÃO S. A.

CNPJ 01,838,723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 4th/2006

ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: April 27, 2006, at 11:00 a.m., at Av. dos Pioneiros, 2510, Carambeí, PR. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Election of Board Members: The Board authorized, in terms of Paragraph 5 Article 16 of the Company Bylaws, the election ad referendum of the next General Shareholders Meeting, Mr Almir de Souza Carvalho, Brazilian, married, accountant, identity document (RG) number 9022-CRC/RJ, taxpayers’ registration document (CPF) number 022,398,687-91, resident at Rio de Janeiro, RJ, as effective member, and Mr Maurício da Rocha Wanderley, Brazilian, married, economist, identity document (RG) number 07562152-4/IFP, taxpayers’ registration document (CPF) number 001,911,777-92 resident at Niterói, RJ, as alternate, due to the resignation of the effective member Mr Wilson Carlos Duarte Delfino and of his alternate Mr Carlos Alberto Cardoso Moreira. Also authorized the ellection, in terms of Paragraph 5 Article 16 of the Company Bylaws, ad referendum of the next General Shareholders Meeting, Mr Wilson Carlos Duarte Delfino, Brazilian, married, engineer, identity document (RG) number 12,817,354/SSP-SP, taxpayers’ registration document (CPF) number 414,597,098-53, as alternate on the Board of Directors, due to the resignation of the alternate Mr Ivan Mendes do Carmo. 2) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Luís Carlos Fernandes Afonso; Jaime Hugo Patalano; Cláudio Salgueiro Garcia Munhoz; Francisco Françuy Venancio Braga, Wilson Carlos Duarte Delfino. (I do hereby certify that the present is a summary of the original minute transcribed in the Book number 1 of Ordinary and Extraordinary Minutes of the Meetings of the Board of Directors of the Company, at page 145).